UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND

(d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. _)

Biocept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09072V 105

(CUSIP Number)

February 11, 2015

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 09072V 105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Claire K. T. Reiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 2,041,807
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,041,807
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,041,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.1%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 09072V 105	Page 3 of 5 Pages

Item 1.	Issuer.

(a)          The name of the issuer is Biocept, Inc. (the “Issuer”).

(b)          The address of the Issuer’s principal executive office is 5810 Nancy Ridge Drive, San Diego, California 92121.

Item 2.	Reporting Person and Security.

(a)          Claire K. T. Reiss is an individual (the “Reporting Person”).

(b)          The Reporting Person’s address is 9675 La Jolla Farms Road, La Jolla, California 92037.

(c)          The Reporting Person is a United States citizen.

(d)          The title of the class of securities to which this statement relates is the Common Stock of the Issuer (the “Common Stock”).

(e)          The CUSIP number is 09072V 105.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)          [  ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)          [  ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)          [  ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)          [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)          [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)           [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)          [  ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)          [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)           [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)           [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)          [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

SCHEDULE 13G

CUSIP No. 09072V 105	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,041,807 shares of Common Stock, including (i) 1,843,743 shares of Common Stock held by trusts of which the Reporting Person is the trustee, (ii) warrants convertible into 177,802 shares of Common Stock held by trusts of which the Reporting Person is the trustee, (iii) 14,012 shares held by Reisung Enterprises, Inc., which the Reporting Person controls and (iv) warrants convertible into 6,250 shares of Common Stock held by Reisung Enterprises, Inc., which the Reporting Person controls.
(b)	Percent of Class: 44.1%.
(c)	Number of shares as to which the Reporting Person has:

(i)          Sole power to vote or to direct the vote: 2,041,807;

(ii)         Shared power to vote or to direct the vote: 0;

(iii)        Sole power to dispose or to direct the disposition of: 2,041,807; and

(iv)        Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G

CUSIP No. 09072V 105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015	/s/ Claire K. T. Reiss Claire K. T. Reiss